Emgold Mining Corporation (An Exploration Stage Company)
Consolidated Financial Statements
For The Years Ended 31 December 2017, 2016, and 2015
Stated in US Dollars

Table of Contents

Management’s Responsibility		1

Independent Auditor’s Report		2

Consolidated Statements of Financial Position		1

Consolidated Statements of Comprehensive Income (Loss)		2

Consolidated Statements of Changes in Equity		3

Consolidated Statements of Cash Flows		4

Notes to the Consolidated Financial Statements		5

1)	Nature of operations and going concern	5

2)	Basis of preparation – Statement of Compliance	5

3)	Summary of significant accounting policies	6

4)	Critical accounting judgments and key sources of estimation uncertainty	12

5)	Accounting standards and accounting standards issued but not yet effective	14

6)	Financial instruments and risk management	15

7)	Equipment	17

8)	Assets held for sale	18

9)	Exploration and evaluation assets	18

10)	Related party transactions	20

11)	Share capital	21

12)	Capital disclosures	24

13)	Segmented disclosure	24

14)	Income taxes	25

15)	Subsequent events	26

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying audited consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the audited consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the audited consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with the Board of Directors, Audit Committee, and management to discuss their audit findings.

 30 April 2018

The consolidated financial statements were approved by the Board of Directors on 30 April 2018 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Independent Auditor’s Report

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2017, 2016 and 2015, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the three years ended December 31, 2017, 2016, and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB) standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation and its subsidiaries as at December 31, 2017, 2016 and 2015, and their financial performance and their cash flows for the three years ended December 31, 2017, 2016, and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which states that Emgold Mining Corporation incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, raise substantial doubt about the ability of Emgold Mining Corporation to continue as a going concern.

Vancouver, British Columbia
April 30, 2018	Chartered Professional Accountants

Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statements of Financial Position

		As at	As at
	Note	31 December 2017	31 December 2016
Assets
Current Assets
Cash and cash equivalents		$18,572	$73,470
Amounts receivable		3,721	3,846
Prepaid expenses		8,993	8,990
		31,286	86,306
Non-current Assets
Reclamation bonds		9,963	9,309
Assets held for sale	(0	154,452	154,452
Deposit	(15)	110,813	—
Exploration and evaluation assets	(9)	544,113	594,113
		819,341	757,874
		$850,627	$844,180
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$236,524	$159,482
Due to related parties	((i)	263,608	708,541
		500,132	868,023
Equity (Statement 3)
Share capital	(11)	44,095,360	44,035,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,493,995)	(51,808,333)
		350,495	(23,843)
		$850,627	$844,180

Nature of operations and going concern	(1)	Segmented disclosures	(13)
Basis of preparation – Statement of Compliance	(2)	Subsequent events	(15)
Capital disclosures	(12)

The audited consolidated financial statements were approved by the Board of Directors on 30 April 2018 and were signed on its behalf by:

“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statements of Comprehensive Income (Loss)

		Year Ended	Year Ended	Year Ended
	Note	31 December 2017	31 December 2016	31 December 2015
CONTINUING OPERATIONS
EXPENSE
Exploration and Evaluation
Resource property expense	(9)	$38,555	$58,700	$39,802

General and Administrative
Management and consulting		127,972	117,188	125,345
Office and administration		36,868	31,147	19,227
Professional fees		28,186	38,579	33,171
Listing and filing fees		21,713	15,343	11,042
Insurance		7,159	8,087	7,886
Shareholder communication		5,571	5,414	4,059
Banking costs		1,692	1,972	1,422
Depreciation	(7)	—	610	1,058
Impairment of exploration and evaluation assets		—	—	257,942
		229,161	218,340	461,152
Net (Loss) and Comprehensive (Loss) Before Other Items		(267,716)	(277,040)	(500,954)
Other (income)
Gain (loss) on write off of amounts receivable and accounts payable		(833)	—	714
Loss on sale of real estate property		—	(16,351)	—
Foreign exchange gain (loss)		(4,613)	(10,429)	21,787
Gain on write off of related party debt		587,500	31,627	—
Gain on sale of equipment		—	—	3,500
		582,054	4,847	26,001
Net Income / (Loss) and Comprehensive Income / (Loss)		$314,338	$(272,193)	(474,953)
Basic and Diluted Earnings (Loss) per Common Share		$0.04	$(0.03)	$(0.06)
Weighted Average Number of Shares Outstanding		7,966,354	7,891,253	7,829,540

--The accompanying notes form an integral part of the consolidated financial statements--

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Emgold Mining Corporation	Statement 3
US Dollars

Consolidated Statements of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2016	7,829,540	43,975,360	250,000	686,349	500,000	$7,062,781	$(51,536,140)	$188,350
Shares issued for properties	70,833	60,000	—	—	—	—	—	60,000
Warrants expired	—	—	(250,000)	—	—	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	(272,193)	$(272,193)
Balance at 31 December 2016	7,900,373	44,035,360	—	686,349	500,000	$7,062,781	$(51,808,333)	$(23,843)
Balance at 01 January 2017	7,900,373	44,035,360	—	686,349	500,000	$7,062,781	$(51,808,333)	$(23,843)
Shares issued for properties	70,833	60,000	—	—	—	—	—	60,000
Options expired	—	—	—	—	(200,000)	—	—	—
Options forfeited	—	—	—	—	(35,000)	—	—	—
Comprehensive loss for the year	—	—	—	—	—	—	314,338	$314,338
Balance at 31 December 2017	7,971,206	44,095,360	—	686,349	265,000	$7,062,781	$(51,493,995)	$350,495

-- The accompanying notes form an integral part of the consolidated financial statements --

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	31 December 2017	31 December 2016	31 December 2015
OPERATING ACTIVITIES
Income (Loss) for the Year	$314,338	$(272,193)	(474,953)
Items not Affecting Cash
Depreciation	—	610	1,058
Write-off of accounts payable and accrued liabilities	—	—	(714)
Write off of related party debt	(587,500)	(31,627)	—
Effect of currency translation	(654)	(277)	1,743
Loss on sale of real estate property	—	16,351	—
Gain on sale of equipment	—	—	(3,500)
Impairment of exploration and evaluation assets	—	—	257,942
	(273,816)	(287,136)	(218,424)
Net Change in Non-cash Working Capital
Accounts receivable	125	(2,941)	595
Prepaid expenses and deposits	(3)	(2,934)	(217)
Accounts payable and accrued liabilities	77,042	43,516	15,710
Due to related parties	142,567	(84,966)	165,426
	219,731	(47,325)	181,514
	(54,085)	(334,461)	(36,910)
INVESTING ACTIVITIES
Real estate property selling costs	—	(30,295)	—
Resource property payments	110,000	85,000	10,000
Proceeds from sale of real estate property	—	350,000	—
Acquisition of property	(110,813)	—	—
Proceeds from sale of equipment	—	—	3,500
	(813)	404,705	13,500
Net Increase (Decrease) in Cash and Cash Equivalents	(54,898)	70,244
Cash position – beginning of year	73,470	3,226	26,636
Cash Position – end of year	$18,572	$73,470	3,226
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	$60,000	60,000	40,000

-- The accompanying notes form an integral part of the consolidated financial statements --

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. During the period ended 31 December 2017, the Company consolidated its share capital on a ten to one basis. All share and per share amounts have been retroactively restated to reflect the consolidation (Note 11). The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol EMR, the OTC Market under the symbol EGMCF, and the Frankfurt Stock Exchange (“FRA”) under the symbol EMLM.

These audited consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

Rounded (‘000’s)	31 December 2017	31 December 2016
Working capital	$(469,000)	$(782,000)
Accumulated deficit	$(51,494,000)	$(51,808,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies (Note 3). The functional and reporting currency of the Company is the United States dollar.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

3)	Summary of significant accounting policies
a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

b)	Foreign currency

These Financial Statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive income (loss).

Foreign currency monetary assets and liabilities are translated at current rates on the reporting date with the resulting gain or losses recognized in the consolidated statements of comprehensive income (loss). Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of comprehensive income (loss). Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

c)	Measurement uncertainty

The preparation of these Financial Statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

Depreciation and depletion of property, plant, and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant, and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized in the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Forfeitures of stock options are accounted for as incurred.

e)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss”, “loans and receivables”, and “other liabilities”. Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Amounts Receivable	Loans and receivables
Reclamation bond	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Due to related parties	Other liabilities

f)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of comprehensive loss except to the extent it relates to items recognized in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•	are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and
•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•	are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.
g)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

h)	Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive income (loss) is presented in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Changes in Equity.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

i)	Plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use.

These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cashgenerating unit to which the asset belongs.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

j)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination or an asset acquisition.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

At each reporting date, the Company determines whether impairment indicators exist based on the Company’s ability to raise financing and significant changes in an individual property’s work program. The Company examines for indicators of impairment, such as the right or financial ability to perform work on a mineral property, future plans for exploration on a property, and management’s intent to advance or not advance a property.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

k)	Impairment Loss

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

l)	Asset held for sale

Assets held for sale are not depreciated, are measured at the lower of carrying amount and fair value less costs to sell, and are presented separately in the consolidated statement of financial position.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive income (loss).

11 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

Actual expenditures incurred are charged against the decommissioning liability. The Company determined that it has no material restoration obligations at 31 December 2017 or 2016.

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Title to exploration and evaluation properties

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers.

r)	Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on the fair value of consideration at the time of issuance.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

12 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

a)	Critical judgments in applying accounting policies

Going concern assumption

These Financial Statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Assets held for sale

The Company owns land which was part of their former Idaho-Maryland Project in Grass Valley, CA. The Company was forced to abandon this Project in February 2013 and has subsequently been selling off this land as real estate. The remaining property in Grass Valley is accounted as assets held for sale of $154,452. At 31 December 2017, the Company assessed that there is no impairment on the assets held for sale.

Exploration and evaluation assets

The Company makes certain judgements and assumptions regarding indicators of impairment and the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

b)	Key sources of estimation uncertainty

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of these audited annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company in order to arrive at a fair value for the issuance of warrants.

Valuation and Estimated Useful Lives of Equipment

Property, plant and equipment is depreciated over its useful life taking into account residual values where appropriate. Assessments of useful lives and residual values are performed annually after considering factors such as relevant market information, the condition of the asset and management’s consideration. In assessing the residual values, the Company considers the remaining life of the assets, their projected disposal value and future market conditions.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

Exploration and evaluation assets

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

5)	Accounting standards and accounting standards issued but not yet effective

There are no new accounting standards issued during the current year that have a material impact on the financial statements. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company is currently assessing the impact, if any, that these standards might have on its Financial Statements.

a)	IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption of the new standard permitted. The Company does not intend to early adopt IFRS 9. IFRS 9 will not have a material impact on the financial statements.

b)	IFRS 15 – Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued and replaces IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers and SIC-31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five –step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after 1 January 2018, with early adoption of the new standard permitted. The Company does not intend to early adopt IFRS 15. IFRS 15 will not have a material impact on the financial statements.

c)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. This standard is effective for annual reporting periods on or after 1 January 2019. Early adoption is permitted if IFRS 15 has also been adopted. Management is currently reviewing the impact that this standard will have on the Company’s Financial Statements.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

6)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statements of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2017 and 2016.

The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, due to related parties, and accounts payable and accrued liabilities. At 31 December 2017 and 2016, the carrying value of cash and cash equivalents is fair value. Due to related parties’ deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

15 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. A 5% shift in foreign exchange rates would result in a gain or loss of $280 accordingly, the Company is not exposed to significant foreign currency risk. At 31 December 2017 the Company held currency totalling the following:

Rounded (000’s)	31 December 2017	31 December 2016
Canadian dollars	$6,000	$19,000
United States dollars	$13,000	$59,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The Company is dependent on external financing and will be required to raise additional capital in the future to fund its operations.

16 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

7)	Equipment

The Company’s equipment have been fully depreciated and are still in use.

	Plant & Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2016	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2017	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2017	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2016	$18,102	$46,164	$71,945	$38,833	$175,044
Depreciation for the period	610	-	-	-	610
Balance at 31 December 2016	$18,712	46,164	71,945	38,833	175,654
Balance at 01 January 2017	$18,102	$46,164	$71,945	$38,833	$175,044
Depreciation for the period	-	-	-	-	-
Balance at 31 December 2017	$18,102	$46,164	$71,945	$38,833	$175,044
Carrying Amounts
At 31 December 2016	$-	-	-	-	-
At 31 December 2017	$-	-	-	-	-

17 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

8)	Assets held for sale

Emgold had two real estate properties located in Nevada County that were part of the Company’s former Idaho-Maryland Project. On 15 March 2016, the Company sold 27 acres of land with net proceeds of $319,705. The proceeds of the sale are being used for general working capital. Emgold has a remaining 7.13 acre parcel of land that is currently listed for sale.

Sale of Idaho-Maryland Project	Idaho-Maryland
Sale of property	$350,000
Selling Costs	(30,295)
Net Proceeds	319,705
Cost of property	336,056
Loss on sale	$(16,351)

Assets Held for Sale	Assets Held for Sale
Balance at 01 January 2016	$490,508
Disposition of assets	(336,056)
Balance at 31 December 2016 and 31 December 2017	$154,452

9)	Exploration and evaluation assets
Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2016	$-	$519,052	$50,029	$50,030	$1	$1	$619,113
Acquisitions	-	-	30,000	30,000	-	-	60,000
Royalty payments received	-	(85,000)	-	-	-	-	(85,000)
Balance at 31 December 2016	$-	$434,052	$80,029	$80,030	$1	$1	$594,113
Balance at 01 January 2017	$-	$434,052	$80,029	$80,030	$1	$1	$594,113
Acquisitions	-	-	30,000	30,000	-	-	60,000
Royalty payments received	-	(110,000)	-	-	-	-	(110,000)
Balance at 31 December 2017	$-	$324,052	$110,029	$110,030	$1	$1	$544,113
a)	Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Rawhide Mine. The Lease is 20 years (start date of 1 June 2013). During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing. RMC will conduct a minimum of $250,000 in exploration activities by the end of Year 1. RMC will conduct an additional minimum of $250,000 in exploration activities by the end of Year 3, for a total of $500,000 in exploration activities by the end of Year 3. RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.

18 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

On 1 June 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC can pay Emgold $175,000, in seven quarterly payments of $25,000, starting 1 June 2016, to keep the Lease Agreement in good standing. These payments will be in lieu of completing the additional $175,000 in exploration work required in the original Lease Agreement. The proceeds of these payments will be used by Emgold for general working capital. Payments of $25,000 each were completed for 1 June 2016, 1 September 2016, 1 December 2016, 1 March 2017, 1 June 2017, 1 September 2017, and 1 December 2017 respectively. In addition, RMC paid the 1 December 2017 payment in advance and the $10,000 annual advance royalty payment for the Buckskin Rawhide Property, due 1 June 2017.

b)	Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The payments escalate to $30,000 per year in years 2016 to 2018. Payments were made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company has met all current and past commitments on this property.

The Company issued 37,500 common shares during the year for the advance royalty payment for the Buckskin Rawhide West property of $30,000. This amount is treated as an acquisition cost, and capitalized as exploration and evaluation assts.

c)	Koegel Rawhide, Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property. Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014 and $20,000 in 2015. The payments increased to $30,000 per year in years 2016 to 2018. The Company has met all current and past commitments on this property.

The Company issued 33,333 common shares during the year for the advance royalty payment for the Buckskin Rawhide West property of $30,000. This amount is treated as an acquisition cost, and capitalized as exploration and evaluation assts.

d)	British Columbia Properties

The Company holds the rights to the Stewart mineral claims, totalling 5,789 hectares and the Rozan mineral claims, totalling 1,950 hectares. Both properties are near Ymir, British Columbia. Since the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for these properties, and they are safely held to January 2023 and March 2023, respectively, without additional work. An impairment loss has been previously recognized in the consolidated statement of comprehensive income (loss) bringing the carrying value to $2.

19 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

e)	Exploration and evaluation expenditures
Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Claim fees	-	2,635	3,492	3,343	-	-	9,470
Carrying costs	30,332	-	-	-	-	-	30,332
Year ended 31 December 2015	$30,332	$2,635	$3,492	$3,343	$-	$-	$39,802
Claim fees(i)	-	-	5,053	4,486	-	-	9,539
Carrying costs	44,301	-	-	-	-	-	44,301
General property search	4,860	-	-	-	-	-	4,860
Year ended 31 December 2016	$49,161	$-	$5,053	$4,486	$-	$-	$58,700
Claim fees	$-	$-	$3,515	$6,024	$-	$-	$9,539
Carrying costs	16,961						16,961
General property search	-	-	-	-	-	12,055	12,055
Year ended 31 December 2017	$16,961	$-	$3,515	$6,024	$-	$12,055	$38,555

           (i)               RMC paid the Buckskin Rawhide East claim fees for the years ended 31 December 2017 and 2016.

10)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)
	2017	$94,279
CEO and President - management fees	2016	$92,500
	2015	$92,500
	2017	$27,760
Clearline CPA Corp., A company of which the CFO is a director – management fees	2016	$28,153
	2015	$28,153
	2017	$6,360
Clearline CPA Corp., A company of which the CFO is a director – bookkeeping	2016	$7,998
	2015	$7,121

           (i)               For the years ended 31 December 2015, 2016 and 2017.

          (ii)               Amounts disclosed were paid or accrued to the related party.

20 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

The following table reports amounts included in due to related parties.

	31 December 2017	31 December 2016
Clearline CPA Corp.	$31,414	$11,177
David Watkinson, the CEO	222,786	688,894
Andrew MacRitchie, Director	4,704	4,235
William Witte, Director	4,704	4,235
	$263,608	$708,541

During the period ended 31 December 2017, the Company signed a promissory note with David Watkinson whereby he advanced $25,000 to the Company. The promissory note bears interest at a rate of 1% per month, 12% per annum. Interest shall be payable monthly in arrears on the last business day of each calendar month commencing the first full month after the date of the advance.

During the period ended 31 March 2017, the CEO forgave the outstanding salary payable resulting in the Company recognizing a gain of $587,500 from this settlement.

As at 31 December 2017, Andrew MacRitchie and William Witte loaned the Company CDN$5,000 each, that bear interest at 1% per month and are repayable on demand.

During year ended 31 December 2016, the CFO forgave the outstanding payable resulting in the Company recognizing a gain of $31,627 from settlement of accounting and management services.

During the year ended 31 December 2016, David Watkinson loaned the Company $6,000 in addition to the $40,000 from prior year. The loan bears at 1% per month and are repayable on demand. On 1 June 2016, the Company repaid all the loan amounts in full and settled on an interest payout of $4,000.

All other related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

11)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

The Company received the necessary regulatory approval for a consolidation of the Company’s issued and outstanding common shares on a basis of ten pre-consolidation shares for one post-consolidation share. The 10:1 share consolidation is applied retroactively in the financial statements. Post-consolidation, the Company had 7,921,206 shares issued and outstanding. The shares began trading on a consolidated basis on 1 September 2017.

As at 31 December 2017, the Company had 7,971,206 (31 December 2016 – 7,900,373) common shares issued and outstanding. On 26 January 2017, the Company issued 70,833 common shares as advance royalty payment for its mineral property options.

As at 31 December 2016, the Company had issued 7,900,373 (31 December 2015 – 7,829,540) common shares. On 17 February 2016, the Company issued 708,333 common shares as advance royalty payment for its mineral property options.

21 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	31 December 2017	Weighted average exercise price	31 December 2016	Weighted average exercise price	31 December 2015	Weighted average exercise price
Balance – beginning of period	500,000	$1.20	500,000	$1.20	696,667	$1.60
Expired/Forfeited	(235,000)	(1.50)	-	-	(196,667)	2.50
Balance – end of period	265,000	$1.00	500,000	$1.20	500,000	$1.20

Details of stock options outstanding as at 31 December 2017 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2017	31 December 2016	31 December 2015
17 March 2015	$2.50	-	-	-
08 December 2015	$2.50	-	-	-
07 May 2017	$1.50	-	180,000	180,000
22 May 2017	$1.50	-	20,000	20,000
11 October 2018	$1.00	265,000	300,000	300,000
		265,000	500,000	500,000

The weighted-average remaining life of the options is 0.78 years (2016 – 1.21 years, 2015 – 2.21 years).

200,000 stock options has expired (2016 – nil options expired, 2015 – 196,667 options expired) during the year ended 31 December 2017, and 35,000 options were forfeited (2016 and 2015 - nil options forfeited).

As at 31 December 2017, all 265,000 (2016 and 2015 – 500,000) of these outstanding options had vested. As at 31 December 2017, 2016 and 2015 none of the outstanding options were in the money.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

d)	Warrants

As at 31 December 2017 and 31 December 2016, the Company has no warrants outstanding. In the year ended 31 December 2015, the Company recognized an unrealized loss on warrant liability of $Nil has been recorded for the year ended 31 December 2015. As at 31 December 2015, the outstanding warrants have a weighted-average exercise price of $0.10 and have an average remaining life of 0.55 years.

Warrant activity during the year is summarized as follows:

Warrant activity	31 December 2017		Weighted average exercise price	31 December 2016		Weighted average exercise price	31 December 2015	Weighted average exercise price
Balance – beginning of period	-	$	N/A	250,000		$1.00	816,358	$1.90
Expired	-		N/A	(250,000)		1.00	(566,358)	2.30
Balance – end of period	-	$	N/A	-	$	N/A	250,000	$1.00

           (i)               The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding are as follows:

Issued	Expiry	Exercise Price	31 December 2017	31 December 2016	31 December 2015
18 July 2014	18 July 2016	1.00(i)	-	-	250,000
			-	-	250,000
(i)	The exercise prices of these warrants are stated in Canadian funds.

23 | Page

Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

e)	Stock-based compensation

For the year ended 31 December 2017, and the year ended 31 December 2016 the Company did not issue additional stock options.

12)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the years ended 31 December 2017 and 2016.

13)	Segmented disclosure

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Segmented Disclosure (Rounded to 000’s)	Canada	United States	Total
31 December 2017
Current assets	$20,000	11,000	31,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	544,000	544,000
Property deposit	-	111,000	111,000
Other	10,000	-	10,000
Liabilities
Current liabilities	$(112,000)	(388,000)	(500,000)
31 December 2016
Current assets	$19,000	$67,000	$86,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	594,000	594,000
Other	9,000	-	9,000
Liabilities
Current liabilities	$(77,000)	$(791,000)	$(868,000)

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

14)	Income taxes

The following table reconciles the expected income taxes (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of financial position as at 31 December 2017 and 2016. The presentation of the prior year income tax note has been updated to conform with the current year presentation.

	31 December 2017	31 December 2016
Net loss and comprehensive loss for the year	$314,338	$(272,193)
Statutory income tax rate	26.00%	26.00%
Deferred tax (recovery)	81,728	(70,770)
Differences resulting from:
Non-deductible items	5,531	4,391
Change in estimates	(22,138)	44,611
Losses expired	-	17,052
Foreign tax rate difference	-	(29,048)
Change in deferred tax asset not recognized and others	(65,121)	33,764
Provision for income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. The unrecognized deductible temporary differences are as follows:

	31 December 2017	31 December 2016
Canada
Non-capital loss carryforwards	$7,032,919	$6,489,308
Exploration and evaluation assets	10,485,844	9,861,577
Capital losses	15,731	14,699
Property and equipment	11,556	17,591
Financial instrument	-	14,850
Investment tax credit	58,463	54,627
Financing cost	321	756
Unrecognized deductible temporary differences	17,604,834	16,453,408
USA
Net operating loss carryforwards	$25,290,182	$25,171,390
Property and equipment	84,433	104,260
Mineral property	1,269,948	1,719,145
Unrecognized deductible temporary differences	26,644,563	26,994,795

The Company has non-capital loss carryforwards of $7,032,919 (2016 - $6,489,308) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

Year of Expiry	Taxable Loss
2026	1,317,832
2027	1,469,041
2028	928,047
2029	894,907
2030	577,424
2031	635,629
2032	851,237
2033	176,918
2035	115,755
2036	66,129
Total	$7,032,919

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of $25,290,182 (2016 -$25,171,390) which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	Taxable Loss
2018	419,779
2019	363,828
2020	266,513
2021	153,755
2022	289,940
2023	228,989
2024	1,582,719
2025	1,056,097
2026	1,063,847
2027	1,441,550
2028	1,999,239
2029	1,334,762
2030	1,700,442
2031	1,721,728
2032	1,336,369
2033	1,317,217
2034	1,271,214
2035	1,017,605
2036	6,572,916
2037	151,673
Total	$25,290,182

15)	Subsequent events

On 12 January 2018, the Company signed a promissory note with David Watkinson whereby he advanced $25,000 to the Company. The promissory note bears interest at a rate of 1% per month, 12% per annum. Interest shall be payable monthly in arrears on the last business day of each calendar month commencing the first full month after the date of the advance.

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Emgold Mining Corporation

For the Years Ended 31 December 2017, 2016 and 2015

US Dollars

Notes to the Consolidated Financial Statements

On 23 January 2018, the Company announced that it has received conditional approval from the TSX Venture Exchange for its acquisition of a 51% interest in the Golden Arrow Property from Nevada Sunrise Gold Corporation. Emgold plans to complete the acquisition by issuing 2.5 million shares in capital of the Company and paying CDN $282,000 in cash. Emgold has a first option to acquire a further 29% interest in the property by issuing an additional 2.5 million shares and completing CDN $2,750,000 in exploration expenditures over a three year period. As at 31 December 2017, the Company paid a non-refundable deposit and related acquisition expenditures on the Golden Arrow property in the amount of $110,813, which is recorded as deposit on the consolidated statements of financial position. As of the audit report date, the Company has not obtained the final approval from the TSX Venture Exchange for the acquisition and related acquisition expenditures.

On 15 March 2018, the Company issued 214,286 common shares to complete the final acquisition of a one hundred percent interest in its Buckskin Rawhide West Property, Nevada. This was announced publically by the Company on 26 March 2018. Emgold originally signed a Lease and Option to Purchase Agreement in 2012 with Jeremy C. Wire to acquire the PC and RH Claims on the Buckskin Rawhide West Property. The Claims will remain subject to a two percent net smelter returns (NSR) royalty should any future production occur from the Claims. The entire NSR royalty can be purchased for USD$1 million at any time (less any previous royalty payments already made).

On 15 March 2018, the Company issued 214,286 common shares to complete the final acquisition of a one hundred percent interest in its Koegel Rawhide Property, Nevada. This was announced publically by the Company on 28 March 2018. Emgold originally signed a Lease and Option Purchase Agreement in 2012 with Jeremy C. Wire to acquire the RHT and Gel Claims which comprise the core of the Koegel Rawhide Claims. The Claims will remain subject to a two percent net smelter returns (NSR) royalty should any future production occur from the Claims. The entire NSR royalty can be purchased for USD$1 million at any time (less any previous royalty payments already made).

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